Exhibit 12

Open Solutions, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	Year Ended December 31,						Three Months Ended

	2001	2002	2003		2004	2005	March 31, 2006

Pre-tax income (loss)	$(9,911)	$(2,865)	$1,543		$17,683	$30,289	$8,098

Fixed charges:

Interest expense	4	27	154		125	4,478	3,515

Rent expense – 33%	326	357	472		799	1,832	572

Preferred stock accretion	—	—	31,500		—	—	—

Total fixed charges	$330	$384	$32,126		$924	$6,310	$4,088

Pre-tax income (loss), plus total fixed charges less preferred stock accretion	$(9,581)	$(2,481)	$2,169		$18,607	$36,599	$12,186

Ratio of earnings to fixed charges	(A )	(A )	(A	)	20.14	5.80	2.98

(A)	Due to the registrant’s loss in 2001, 2002 and 2003, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $9,911, $2,865 and $29,957 to achieve a coverage ratio of 1:1 in the years ended December 31, 2001, 2002 and 2003, respectively.